UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

On Track Innovations LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 33,355,494
	8	Shared Voting Power
	9	Sole Dispositive Power 33,355,494
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,355,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 40.8%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 81,677,183 Ordinary Shares, par value NIS 0.10 per share, which includes (i) 53,824,377 shares outstanding as of May 10, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2021, plus (ii) 18,965,517 shares issued on or about May 25, 2021 pursuant to the rights offering to its shareholders; plus (iii) 8,887,289 shares that would be issued pursuant to the terms of a convertible loan if converted on May 19, 2021.

CUSIP No. M8791A109
1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,699,790
	8	Shared Voting Power
	9	Sole Dispositive Power 1,699,790
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,699,790
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.3%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 72,799,894 Ordinary Shares, par value NIS 0.10 per share, which includes (i) 53,824,377 shares outstanding as of May 10, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2021, plus (ii) 18,965,517 shares issued on or about May 25, 2021 pursuant to the rights offering to its shareholders; plus (iii) 10,000 shares that would be issued pursuant to the terms of a stock option currently exercisable by Ms. Hardardottir.

Explanatory Note

This Amendment No. 9 to Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

Item 4.  Purpose of Transaction

On April 20, 2021, the Issuer distributed to its shareholders non-transferable subscription rights to purchase shares of Common Stock (the “Rights Offering”).  Each shareholder received 0.352359 subscription rights for each share held at 5:00 PM Eastern Time, on April 14, 2021.  Mr. Ivy and Ms. Hardardottir exercised their respective subscription rights under the Rights Offering for 4,854,618 shares and 178,576 shares, respectively.

In addition, Mr. Ivy, as trustee of the Trust, purchased an additional 5,836,110 shares pursuant to the Back-up Commitment Letter, previously filed as Exhibit 99.8.

The Reporting Persons acquired the shares of the Issuer reported herein for investment purposes only, in order to profit from appreciation of the Common Stock.

The Rights Offering and the Reporting Persons’ acquisition of shares are intended primarily to provide the Issuer with additional working capital.

Other than as described in the preceding paragraphs and prior amendments to Schedule 13D, the Reporting Persons have no plans or proposals that relate to any of the matters described in Item 4 (a) – (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)  Mr. Ivy beneficially owns 33,355,494 shares of Common Stock, representing 40.8% of the Common Stock.  The calculation of the percentage ownership is based on a total of 81,677,183 shares outstanding, which includes (i) 53,824,377 shares outstanding as of May 10, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2021, plus (ii) 18,965,517 shares issued on or about May 19, 2021 pursuant to the rights offering to the Issuer’s shareholders; plus (iii) 8,887,289 shares that would be issued pursuant to the terms of a convertible loan made by the Trust to the Issuer if such loan was converted on May 19, 2021.

Ms. Hardardottir beneficially owns 1,699,790 shares of Common Stock, representing 2.3% of the Common Stock.  The calculation of the percentage ownership is based on a total of 72,799,894 shares outstanding, which includes (i) 53,824,377 shares outstanding as of May 10, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2021, plus (ii) 18,965,517 shares issued on or about May 19, 2021 pursuant to the rights offering to its shareholders; plus (iii) 10,000 shares that would be issued pursuant to the terms of a stock option currently exercisable by Ms. Hardardottir.

(b)  Mr. Ivy has sole voting power and power of disposition over the 33,355,494 shares of Common Stock.

Ms. Hardardottir has sole voting power and power of disposition over 1,699,790 shares of Common Stock, including 4,400 shares held in a custodial account for the benefit of her minor son.

(c)  On May 19, 2021, Mr. Ivy, through the Trust, purchased 10,690,728 shares of Common Stock and Ms. Hardardottir purchased 178,576 shares of Common Stock.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 9 to Schedule 13D is true, complete and correct.

Dated: June 5, 2021

/s/ Jerry L. Ivy, Jr.

Jerry L. Ivy, Jr.

/s/ Sandra Hardardottir

Sandra Hardardottir

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